SHAREHOLDER MEETING

At a Special Meeting of Shareholders of the Trust, held at the offices of GFS, 80 Arkay Drive, Suite 110, Hauppauge,
NY 11788, on Tuesday, September 10, 2013, Trust shareholders of record as of the close of business on July 22, 2013 voted to approve the following proposal:

Proposal 1: To elect Mark H. Taylor, John V. Palancia,
Andrew Rogers, Mark D. Gersten, and Mark Garbin to the Board of Trustees of the Trust.

		  Shares Voted	       Shares Voted
		    In Favor	   Against or Abstentions

Mark H. Taylor	   608,885,975		8,197,175
John V. Palancia   609,370,118		7,713,033
Andrew Rogers	   609,691,730		7,391,421
Mark D. Gersten	   609,750,246		7,332,904
Mark Garbin	   609,702,446		7,380,704